Exhibit 99.1

RRsat Global Communications
Network Ltd
and its Subsidiaries

Interim Condensed Consolidated Financial
Statements

As of June 30 2010

RRsat Global Communications Network Ltd
and its subsidiaries

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Balance Sheets

In thousands except share data

	June 30	December 31
	2010	2009

Current assets
Cash and cash equivalents	$12,178	$14,941
Short term deposits	7,980	9,900
Marketable securities	20,621	22,708
Accounts receivable:
Trade (net of provision for doubtful accounts of $4,725 and $4,484 as of June 30, 2010 and December 31, 2009 , respectively)	18,070	16,765
Other	703	559
Fair value of embedded currency conversion derivatives	4,570	1,703
Deferred taxes	938	1,507
Prepaid expenses	1,297	1,984

Total current assets	66,357	70,067

Deposits and long-term receivables	1,543	1,030

Long term prepaid expenses	7,752	7,787

Deferred taxes	615	505

Assets held for employee severance payments	1,695	1,664

Fixed assets, at cost, less accumulated depreciation and amortization	34,073	29,119

Goodwill	3,734	3,734

Intangible assets, at cost, less accumulated amortization	1,057	1,215

Total assets	$116,826	$115,121

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Balance Sheets (Cont'd)

In thousands except share data

	June 30	December 31
	2010	2009

Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade	$11,563	$11,275
Other	2,396	2,255
Fair value of embedded currency conversion derivatives	2,040	2,000
Related parties	11	4
Deferred income	7,064	8,326

Total current liabilities	23,074	23,860

Long - term liabilities
Deferred income	6,067	6,731
Liability in respect of employee severance payments	1,834	1,699
Deferred taxes	924	888

Total long - term liabilities	8,825	9,318

Total liabilities	31,899	33,178

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares authorized as of June 30, 2010 and December 31, 2009; 17,326,716 shares issued and fully paid as of June 30, 2010 and December 31, 2009)	40	40
Additional paid in capital	52,735	52,521
Retained earnings	32,148	29,407
Accumulated other comprehensive income (loss)	4	(25)

Total shareholders’ equity	84,927	81,943

Total liabilities and shareholders’ equity	$116,826	$115,121

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Operations

In thousands, except share data

	Six months ended		Three months ended		Year ended
	Jun-30	Jun-30	Jun-30	Jun-30	Dec-31
	2010	2009	2010	2009	2009

Revenues	$51,514	$44,794	$25,656	$22,473	$93,687

Cost of revenues	36,766	29,941	18,189	15,174	64,548

Gross profit	14,748	14,853	7,467	7,299	29,139

Operating expenses

Sales and marketing	3,129	2,711	1,559	1,344	5,554

General and administrative	4,100	3,292	2,159	1,682	8,391

Total operating expenses	7,229	6,003	3,718	3,026	13,945

Operating income	7,519	8,850	3,749	4,273	15,194

Interest and marketable securities income	254	275	97	26	639

Currency fluctuation and other financing expenses net	(1,345)	271	(666)	404	299

Changes in fair value of embedded currency conversion derivatives	2,827	(932)	550	(1,375)	(1,326)

Other income, net	-	25	-	3	26

Income before taxes on income	9,255	8,489	3,730	3,331	14,832

Income taxes	(2,551)	(2,510)	(1,272)	(346)	(3,254)

Net income	$6,704	$5,979	$2,458	$2,985	$11,578

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Operations (cont’d)

In thousands, except share data

	Six months ended		Three months ended		Year ended
	Jun-30	Jun-30	Jun-30	Jun-30	Dec-31
	2010	2009	2010	2009	2009

Income per ordinary share

Basic income per ordinary share	0.39	0.35	0.14	0.17	0.67

Diluted income per ordinary share	0.38	0.34	0.14	0.17	0.67

Weighted average number of ordinary share used to compute basic income per ordinary share	17,326,716	17,306,783	17,326,716	17,306,783	17,310,005

Weighted average number of Ordinary share used to compute diluted income per ordinary share	17,413,515	17,412,806	17,406,807	17,418,707	17,399,324

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income

In thousands, except share data

					Accumulated
					other
	Ordinary shares		Additional	Retained	comprehensive
	Share	Amount	paid-in capital	earnings	Income (loss)	Total

Six months ended June 30, 2010

Balance as at January 1, 2010	17,326,716	$40	$52,521	$29,407	$(25)	$81,943
Stock-based compensation	-	-	214	-	-	214
Dividend paid $0.23 per share	-	-	-	(3,963)	-	(3,963)
Comprehensive - income:
Other comprehensive income -unrealized change in investment securities, net of tax effect of $4	-	-	-	-	(13)	(13)
Other comprehensive income -reclassification adjustments for gains of marketable securities, net of tax effect of $12, reclassified into income	-	-	-	-	42	42
Net income	-	-	-	6,704	-	6,704
Total comprehensive income	-	-	-	6,704	29	6,733

Balance as at June 30, 2010	17,326,716	$40	$52,735	$32,148	$4	$84,927

Six months ended June 30, 2009

Balance as at January 1, 2009	17,306,783	$40	$52,106	$26,309	$(105)	$78,350
Stock-based compensation	-	-	208	-	-	208
Dividend paid $0.32 per share	-	-	-	(5,538)	-	(5,538)
Comprehensive - income:
Other comprehensive income -unrealized change in marketable securities, net of tax efffect of $26	-	-	-	-	75	75
Net income	-	-	-	5,979	-	5,979
Total comprehensive income	-	-	-	5,979	75	6,054
Balance as at June 30, 2009	17,306,783	$40	$52,314	$26,750	$(30)	$79,074

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income

In thousands, except share data

					Accumulated
					other
	Ordinary shares		Additional	Retained	comprehensive
	Share	Amount	paid-in capital	earnings	Income (loss)	Total

Three months ended June 30, 2010

Balance as at April 1, 2010	17,326,716	$40	$52,627	$29,690	$86	$82,443
Stock-based compensation	-	-	108	-	-	108
Comprehensive - income:
Other comprehensive income -unrealized change in investment securities, net of tax effect of $27	-	-	-	-	(80)	(80)
Other comprehensive income -reclassification adjustments for losses of marketable securities, net of tax effect of $1, reclassified into income	-	-	-	-	(2)	(2)
Net income	-	-	-	2,458	-	2,458
Total comprehensive income	-	-	-	2,458	(82)	2,376

Balance as at June 30, 2010	17,326,716	$40	$52,735	$32,148	$4	$84,927

Three months ended June 30, 2009

Balance as at April 1, 2009	17,306,783	$40	$52,210	$23,765	$(46)	$75,969
Stock-based compensation	-	-	104	-	-	104
Comprehensive - income:
Other comprehensive income -unrealized change in marketable securities, net of tax effect of $5	-	-	-	-	16	16
Net income	-	-	-	2,985	-	2,985
Total comprehensive income	-	-	-	2,985	16	3,001
Balance as at June 30, 2009	17,306,783	$40	$52,314	$26,750	$(30)	$79,074

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Changes in Shareholder's Equity and Comprehensive Income (cont’d)

In thousands, except share data

					Accumulated
			Additional		other
	Ordinary shares		paid-in	Retained	comprehensive
	Share	Amount	capital	earnings	loss	Total

Balance as of January 1, 2009	17,306,783	$40	$52,106	$26,309	$(105)	$78,350

Vesting of RSU's	19,933	* -	-	-	-	* -
Stock based
compensation	-	-	415	-	-	415
Dividend paid
$0.32 per share	-	-	-	(5,538)	-	(5,538)
Dividend paid
$0.17 per share	-	-	-	(2,942)	-	(2,942)
Comprehensive - income:
Other comprehensive
income -unrealized change
in marketable securities,
net of tax effect of $27	-	-	-	-	80	80
Net income	-	-	-	11,578	-	11,578
Total comprehensive
income	-	-	-	11,578	80	11,658
Balance as of December 31, 2009	17,326,716	$40	$52,521	$29,407	$(25)	$81,943

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Cash Flows

In thousands

	Six months ended		Three months ended		Year ended
	Jun-30	Jun-30	Jun-30	Jun-30	Dec-31
	2010	2009	2010	2009	2009

Cash flows from operating activities
Net income	$6,704	$5,979	$2,458	$2,985	$11,578
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	3,063	2,657	1,562	1,345	5,584
Provision for losses in account receivable	241	430	114	256	2,421
Deferred taxes	487	(349)	(44)	(345)	(1,346)
Discount accretion and premium amortization
of held- to- maturity securities, net	(18)	(90)	(9)	(137)	299
Discount accretion and premium amortization
of available- for- sale securities, net	(180)	56	(87)	145	(396)
Changes in liability for employee severance payments, net	104	88	(12)	3	(38)
Capital gains on sale of fixed assets, net	-	(25)	-	(3)	(26)
Stock- based compensation	214	208	108	104	415
Changes in fair value of embedded currency conversion derivatives	(2,827)	932	(550)	1,375	1,326
Profit from trading securities, net	39	(205)	88	(109)	(340)

Changes in assets and liabilities:

Decrease (increase) in account receivable - trade	(1,546)	(4,635)	1,230	(2,208)	(7,959)
Increase (decrease) in related parties, net	7	17	11	25	(21)
Decrease (increase) in account receivable - other	(144)	(143)	115	(673)	(142)
Decrease (increase) in prepaid expenses	687	(233)	253	(57)	(594)
Decrease (increase) in deposits
and long-term receivables	(513)	17	(72)	16	761
Increase (decrease) in account payables	(230)	1,638	(1,039)	10	2,504
Increase (decrease) in deferred income	(1,926)	(1,090)	368	31	2,928

Net cash provided by operating activities	$4,162	$5,252	$4,494	$2,763	$16,954

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Interim Consolidated Statements of Cash Flows (cont’d)

In thousands

	Six months ended		Three months ended		Year ended
	Jun-30	Jun-30	Jun-30	Jun-30	Dec-31
	2010	2009	2010	2009	2009

Cash flows from investing activities
Investment in fixed assets	$(7,165)	$(3,897)	$(3,733)	$(1,688)	$(7,955)
Investment in other assets	-	-	-	-	(161)
Proceeds (Investment) from short term deposits	1,920	(7,209)	(4,980)	(3,300)	(9,900)
Investments in securities available- for- sale	(523)	(11,447)	(207)	(5,905)	(16,804)
Decrease (increase) in trading securities, net	(25)	68	(36)	18	(13)
Proceeds from securities available- for- sale	2,803	1,070	264	1,070	1,846
Proceeds from securities held to maturity	28	3,217	-	19	4,652
Proceeds from sale of fixed assets	-	52	-	1	53

Net cash used in investing activities	$(2,962)	$(18,146)	$(8,692)	$(9,785)	$(28,282)

Cash flows from financing activities
Dividend paid	$(3,963)	$(5,538)	$-	$(5,538)	$(8,480)
Net cash used in financing activities	$(3,963)	$(5,538)	$-	$(5,538)	$(8,480)

Decrease in cash and cash equivalents	$(2,763)	$(18,432)	$(4,198)	$(12,560)	$(19,808)

Balance of cash and cash equivalents at beginning of period	14,941	34,749	16,376	28,877	34,749

Balance of cash and cash equivalents at end of period	$12,178	$16,317	$12,178	$16,317	$14,941

A. Non-cash transactions

Investment in fixed assets	$1,338	$451	$1,338	$451	$679

B. Supplementary cash flow information

Income taxes paid	$1,695	$2,911	$670	$1,326	$5,208

The accompanying notes are an integral part of these interim consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 - Organization and Basis of Presentation

A. Description of business

RRsat Global Communications Network Ltd. was formed in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting  industries through satellite, terrestrial fiber optic and Internet, and mobile communications through satellites.

B. Basis of presentation and adoption of new accounting standards

The interim consolidated financial statements as of June 30, 2010, and for the six-month and three-month periods then ended were prepared in accordance with Generally Accepted Accounting Principles in the United States (U.S. GAAP). These financial statements were prepared in a condensed format and should be read in conjunction with the Company’s audited financial statements and accompanying notes as at December 31, 2009 (“the annual financial statements”). Results for the interim period presented are not necessarily indicative of the results to be expected for the full year.

C. Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; fair value of acquisitions; allowances for doubtful accounts; the valuation of embedded derivatives, valuation of deferred tax assets, investments in marketable securities, share-based compensation; and liability in respect of employee severance payments, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 2 - Segments Results

The Companys' segments are strategic business units that offer different communication services and are managed accordingly.

The Company analyzes its operating segments based on the segment's gross profit. The Company has two reportable segments: (1) Mobile satellite communications services (hereinafter- Mobile satellite communication services), and (2) Content management and distribution services to television and radio broadcasting industries (hereinafter- Content management and distribution services).

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segment revenues and gross profit are presented below.

The following tables show components of results of operations by segment:

Six months ended June 30, 2010 :

	711 Mobile Satellite Services	Content management and distribution services	Total

Revenues	$3,325	$48,189	$51,514

Gross profit	$147	$14,601	$14,748

Sales and marketing			3,129
General and administrative			4,100

Operating income			$7,519

Financial income, net			1,736

Income before taxes on income			$9,255

Six montshs ended June 30, 2009:

	711 Mobile Satellite Services	Content management and distribution services	Total

Revenues	$2,003	$42,791	$44,794

Gross profit	$38	$14,815	$14,853

Sales and marketing			2,711
General and administrative			3,292

Operating income			$8,850

Financial expenses, net			(386)

Other income, net			25

Income before taxes on income			$8,489

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 2 - Segments Results (cont'd)

Three months ended June 30, 2010:

	711 Mobile Satellite Services	Content management and distribution services	Total

Revenues	$1,756	$23,900	$25,656

Gross profit	$9	$7,458	$7,467

Sales and marketing			1,559
General and administrative			2,159

Operating income			$3,749

Financial expenses, net			(19)

Income before taxes on income			$3,730

Three months ended June 30, 2009:

	711 Mobile Satellite Services	Content management and distribution services	Total

Revenues	$937	$21,536	$22,473

Gross profit	$3	$7,296	$7,299

Sales and marketing			1,344
General and administrative			1,682

Operating income			$4,273

Financial expenses, net			(945)

Other income, net			3

Income before taxes on income			$3,331

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 2 - Segments Results (cont'd)

Year ended December 31, 2009:

	Mobile Satellite Communication Services	Content management and distribution services	Total

Total revenue	$4,488	$89,199	$93,687

Gross profit	$74	$29,065	$29,139

Sales and marketing			5,554
General and administrative			8,391

Operating income			$15,194

Financial expenses, net			(388)

Other income, net			26

Income before taxes on income			$14,832

Revenues by geographic areas:

	Six months ended		Three months ended		Year ended
	June 30	June 30	June 30	June 30	December 31
	2010	2009	2010	2009	2009

North America	$11,634	$9,850	$6,094	$4,982	$20,996
Europe	23,561	18,121	11,392	9,314	39,551
Asia	5,118	5,353	2,551	2,644	10,528
Israel	3,716	3,526	1,898	1,623	6,440
Middle East (other than Israel)	6,717	5,433	3,353	2,705	12,196
Rest of the world	768	2,511	368	1,205	3,976

	$51,514	$44,794	$25,656	$22,473	$93,687

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 3 - Fair Value of Financial Instruments

The Companys' financial assets and liabilities consist of cash and cash equivalents, short- term investments, trade and other receivables and trade and other payables. The carrying amount of these financial instruments approximate fair value because of the short maturity of these investments. Assets held for severance benefits are recorded at their current cash redemption value.

Fair Value Hierarchy

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

* Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
* Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
* Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement.

In accordance with ASC Topic 820 the Company’s available-for-sale and trading securities are classified within Level 1 because their value was determined using quoted market prices in active markets. The Company’s embedded currency conversion derivatives are classified within Level 2 because they are valued using quoted inputs from an active market for its assumptions.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 3 - Fair Value of Financial Instruments (cont'd)

As of June 30, 2010, the Company held approximately $7,015 of U.S government or government agency marketable securities ($6,356 are classified as available for sale,and $659 as trading) and approximately $13,134 of marketable corporate debt securities ($12,128 are classified as available for sale, $756 as held to maturity and $250 as trading). The Company held approximately $472 of  stocks and mutual funds.

Assets and liabilities measured at fair value at June 30, 2010 are summarized below:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Assets:
	Trading securities	$1,381	$-	$-
	Available-for-sale securities:
	Corporate debentures	12,128	-	-
	US government or government
	Agencie's debentures	6,356	-	-
	Fair value of embedded
	currency conversion
	derivatives	-	4,570	-
	Total at June 30, 2010	$19,865	$4,570	$-
Liabilities:
	Fair value of embedded
	currency conversion
	derivatives at June 30,2010	$-	$2,040	$-

Assets and liabilities measured at fair value at December 31, 2009 are summarized below:

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Assets:
	Trading securities	$1,395	$-	$-
	Available-for-sale securities:
	Corporate debentures	15,478	-	-
	US government or government
	Agencie's debentures	5,070	-	-
	Fair value of embedded
	currency conversion
	derivatives	-	1,703	-
	Total at December 31 2009	$21,943	$1,703	$-
Liabilities:
	Fair value of embedded
	currency conversion
	derivatives at December 31 2009	$-	$2,000	$-

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements
In thousands

Note 3 - Fair Value of Financial Instruments (cont'd)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

At June 30, 2010	Less than 12 months		Total
	Unrealized		Unrealized
	losses	Fair value	losses	Fair value

Available for sale:
Corporate debentures	$(83)	$12,128	$(83)	$12,128
US Agencie's debentures	(19)	6,356	(19)	6,356
Held to maturity:
Corporate debentures	-	756	-	756
Total at June 30, 2010	$(102)	$19,240	$(102)	$19,240

At December 31, 2009	Less than 12 months		Total
	Unrealized		Unrealized
	losses	Fair value	losses	Fair value
Available for sale:
Corporate debentures	$(136)	$6,731	$(136)	$6,731
US Agencie's debentures	(8)	1,505	(8)	1,505
Total at December 31, 2009	$(144)	$8,236	$(144)	$8,236

The unrealized losses on investments in U.S government or government agencies and corporate debt securities were caused mainly by current market conditions.  Since the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements
In thousands

Note 4 - Stock-Based Compensation

On January 25, 2010, the Company  granted  to its outside directors 14,880 options to purchase company shares at  an exercise price of $12.50 per share. the options shall vest in three equal installments at the end of each year during the three years from the grant date.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of 3.4% , due to dividend adjustment mechanism and using the following assumptions:

(1)    Risk-Free, annual interest rate of 0.86% for the first year of vesting, and 1.4% for each of the second and third year of vesting, which represents the risk free interest rate of US zero-coupon Government Bonds.

(2) Weighted average expected life of 3.38 years, that the options granted are expected to be outstanding.

(3)     Expected average volatility of 51.28%, which represents a weighted average standard deviation rate for the stock prices of the Company which is traded in the NASDAQ National Market since October 2006.

As of June 30, 2010, there was approximately $33 of unrecognized compensation cost related to non-vested options to be recognized over a period of 2.75 years under a straight-line method.

Apart from the options granted as described above , the Company did not grant any options or restricted shares units  under the equity incentive plan that was adopted in the fourth quarter of 2006.  In addition, none of the options of the restricted shares units that were granted in 2006 were vested. During the six  months ended June 30, 2010, non of the restricted shares units were forfeited.

Note 5 - Subsequent Events

On August 4, 2010, the Company's board of directors approved payment of a cash dividend in the amount of $0.15 per ordinary share, and in the aggregate amount of approximately $2.6 million.  The dividend will be payable on September 1, 2010 to all of the Company's shareholders of record at the end of the trading day on NASDAQ on August 16, 2010.